

## James Simmons (He/Him) · 3rd

Founder. Startup advisor. Professional amateur whiskey collector. Unexpected gamer.

Orange County, California, United States · Contact info

500+ connections

GameApart

Harvey Mudd College

## Experience

**Founder**
GameApart
Apr 2020 – Present · 1 yr 8 mos
California, United States

**Partner / Chief Technology Officer**
Fortium Partners
2019 – Present · 2 yrs
Greater Los Angeles Area

Fortium Partners is the world's largest and fastest-growing provider of technology leadership services. The firm's Partners form an elite group of the world's foremost technology leaders collectively focused on managing our clients' investment in technology to harness its disruptive power and achieve significantly better business outcomes. ...see more

**Everyone Counts, Inc**
2 yrs 8 mos

**Chief Executive Officer**
Jun 2018 – Nov 2018 · 6 mos
San Diego, California

Everyone Counts captures the voice of the voter in high fidelity to enable a better democratic process. We do this through our industry-leading online voting and voter registration products, driving towards disrupting the technology the sits at the very core of democracies around the world. Everyone Counts was acquired by blockchain voting innovator Vo ...see more

**Chief Technology Officer**
Jan 2018 – Nov 2018 · 11 mos

As head of Product, Engineering, and Customer Success I was responsible for the "complete product experience" from design through support. I set the strategic roadmap and oversaw product design, development, integrations, and go-to-market strategy, as well as managing key partner, vendor, and customer relationships. ...see more

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**Head of Engineering - Product Development**
LegalZoom
Nov 2015 – Apr 2016 · 6 mos
Greater Los Angeles Area

At LegalZoom I was hired to oversee the transformation of systems and engineering processes to support a major product strategy pivot as part of a major investment round. I led feature development, integration and build processes, and production support activities, and partnered with Product and Marketing teams to deliver new products serving over ...see more

**Director of Business Technology**
Verify
Jun 2011 – Nov 2015 · 4 yrs 6 mos

Verify is a leading provider of supplier performance management solutions for aerospace, high-tech, and critical applications. I reported directly to the CEO and was tasked to define and execute Verify's vision to transform from a service provider to a SaaS and information business serving the aerospace and defense industries. ...see more

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## Education

**Harvey Mudd College**
B.S., Computer Science

## Licenses & certifications

**Amazon Web Services Developer - Associate**
Amazon Web Services (AWS)
Issued 2019 · No Expiration Date

**Amazon Web Services Solutions Architect Associate**
Amazon Web Services (AWS)
Issued 2018 · No Expiration Date

**Certified Blockchain Solutions Architect**
Blockchain Training Alliance
Issued 2018 · No Expiration Date

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## Volunteer experience

**Chapter Vice President - Kuwait**
Association of the United States Army
2009 – 2010 · 1 yr

As a VP of the Kuwait chapter, worked with the local military command to provide support to soldiers when and where the Army couldn't, as well as sponsoring events and activities to support morale and welfare of deployed service men and women.

**Marathon Runner**
Team in Training
2006 – 2008 · 2 yrs
Health

Run marathons and raise funds to support Team in Training and its parent organization, the Leukemia and Lymphoma Society.